THE MAINSTAY FUNDS
51 Madison Avenue
New York, NY  10010

August 19, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The MainStay Funds (the “Registrant”) Form N-14
File No. 333-160662

Dear Ms. Hatch:

This letter responds to comments you provided telephonically regarding the Form N-14 relating to the following mergers:

1.	MainStay Mid Cap Core Fund (“Mid Cap Core Fund”) with and into MainStay MAP Fund (“MAP Fund”);

2.	MainStay Income Manager Fund (“Income Manager Fund”) with and into MainStay Total Return Fund (“Total Return Fund”); and

3.	MainStay Mid Cap Growth Fund (“Mid Cap Growth Fund”) with and into MainStay Large Cap Growth Fund (“Large Cap Growth Fund”).

Each of the above transactions is referred to as a “Reorganization” and collectively as the “Reorganizations”.  The Form N-14 was filed with the Commission on July 17, 2009.  Your comments and the Registrant’s responses thereto are provided below.

Comment 1:  You informed us that if we incorporate the prospectuses for MAP Fund, Total Return Fund and/or Large Cap Growth Fund by reference, we would be required to mail those prospectuses to shareholders along with the proxy statement.

Response:   As discussed during our telephone call, we no longer incorporate the prospectuses of MAP Fund, Total Return Fund and Large Cap Growth Fund by reference.

Comment 2:  You asked that we clarify our response to the question “Will there by any Changes to the Portfolio Managers as a Result of the Reorganization?”.

Response:   We have revised our disclosure to more clearly describe any changes in portfolio management as a result of the Reorganizations.  Please see pages Q-4 and Q-5.

Comment 3:  You asked us to confirm that the expenses of the Reorganization of Income Manager Fund with and into Total Return Fund will be born one-third by New York Life Investment Management LLC and two-thirds by Total Return Fund.

Response:  We confirm that the Total Return Fund will bear two-thirds of the costs of the Reorganization with Income Manager Fund.  The primary reason for this allocation determination made by the Board of The MainStay Funds, is that each class of the Total Return Fund is expected to realize a decrease in net annual fund operating expenses as a result of the Reorganization, while each class of the Income Manager Fund is expected to experience an increase in net annual fund operating expenses.

Comment 4:  You asked why we compare gross performance of the MAP Fund and the Mid Cap Core Fund in the section entitled “Reorganization of Mid Cap Core Fund into MAP Fund – In Considering Whether to Approve the Reorganization You Should Note That:”.

Response:  The performance gross of expenses is used to highlight the strength of the MAP Fund's portfolio management arrangement and illustrate each Fund's performance in a simple, investor-friendly format.  For the purposes of considering the relative strength of each portfolio management team, we believe that the gross performance is a better basis of comparison for shareholders as the Funds have different expenses.  In addition, as you are aware, the expenses and performance vary for each class of the Funds.  We believe that it could be confusing to shareholders to provide the performance gross and net of expenses for each class of shares of each Fund in the bullet point discussion.  We note that shareholders of the Mid Cap Core Fund will be able to review the MAP Fund's performance net of expenses for Class I shares in the "Average Annual Returns" chart and "Average Annual Total Returns" table on page 14 of the Proxy Statement/Prospectus.  As a result, we have not changed the disclosure in response to the comment.

Comment 5:  You asked if we expected the cost associated with the portfolio adjustments of Mid Cap Core Fund to be material.

Response:  We have revised this disclosure to explain the anticipated costs of portfolio adjustments for all funds discussed in this proxy/registration statement.  Please see page 77.

Comment 6:  You asked us to confirm that, with regard to Mid Cap Core Fund and MAP Fund, any of the differences in the wording of similar fundamental investment restrictions are not material to the manner in which the Funds are managed or result in one Fund being subject to materially greater risk than the other.

You also asked us to separately confirm that, with regard to Mid Cap Core Fund and MAP Fund, to the extent that either Fund has different fundamental investment restrictions these differences are also not material to the manner in which the Funds are managed or result in one Fund being subject to materially greater risk than the other.

Response:  We confirm the above statements.

Comment 7:  In the table containing assets, holdings and management information, you asked that we spell out the abbreviation “AUM”.  You also asked that we list the percentage of holdings in international securities and the percentage of holdings in domestic securities for MAP Fund.

Response:  We have revised the table as per your requests.  Please see pages 8, 29 and 50.

Comment 8:  You asked that we confirm the 3 years, 5 years and 10 years figures in the Expense Example table for Mid Cap Core Fund and revise as necessary.

Response:  We have revised this disclosure as per your request.  Please see page 18.

Comment 9:  You asked if we expected the cost associated with the portfolio adjustments of Income Manager Fund to be material.

Response:  We have revised this disclosure in response to your question.  Please see our response to Comment #5.

Comment 10:  You asked us to include risk factor language relating to Portfolio Turnover for Large Cap Growth Fund.

Response:  We have revised this disclosure as per your request. Please see pages 49 and B-25.

Comment 11:  You asked us to confirm that discussions regarding the principal investment process, principal risks and primary benchmark index with respect to the equity portion of the Total Return Fund refer to those sections as modified effective August 14, 2009.

Response: We confirm that the disclosure regarding the equity portion of the Total Return Fund reflect the changes that will become effective on August 14, 2009.

Comment 12:  You asked that we confirm that the additional fees paid by New York Life Investment Management LLC to Epoch Investment Partners, Inc., and the ongoing business relationship described in the section entitled “Information About the Management of the Funds – Advisory and Subadvisory Fees,” do not cause any conflicts of interest.

Response:  To the extent that the additional fees paid by New York Life Investments to Epoch and the ongoing business relationship between New York Life Investments and Epoch cause any conflicts of interest, Registrant and New York Life Investments will seek to ensure that these conflicts are identified and necessary steps are taken to minimize those conflicts and any harm to the Fund that could result.  In this regard, the Board of Trustees of the Registrant has considered information from New York Life Investments describing these other relationships.  In reaching its decision to approve Epoch as the Total Return Fund’s subadvisor, the Board requested and received assurances from New York Life Investments that these fees and other business relationships did not impact New York Life Investments’ recommendation for Epoch to serve as the Fund's subadvisor.  The Board intends to continue to monitor these other business relationships to determine what, if any, impact it may on the Fund.  New York Life Investments will periodically update the Board on its relationship with Epoch (including through regular reporting under the Fund's manager of managers exemptive order and as a part of the Board's annual 15(c) contract renewal process) in order to assist the Board in making this determination.

Comment 13:  You asked that we revise the Capitalization chart to take into account the cost of the Reorganization.

Response:  We have revised the Capitalization chart as per your request.  Please see pages 147 through 149.

Comment 14:  You asked us to flag any securities that do not meet the investment criteria of Growth Equity Fund in the Pro Forma Combined Schedule of Investments.

Response:  All securities listed in the table as being held by the Capital Appreciation Fund meet the investment criteria of Growth Equity Fund.  We have added a footnote to the Pro Forma Combined Schedule of Investments to reflect this.

Comment 15:  In the Pro Forma Statement of Assets & Liabilities, you asked that we change the order of the columns for Total Return Fund and Income Manager Fund to be consistent with the other tables provided.

Response:  We have revised the order of the columns in response to the comment.

If you have any questions or comments in connection with the foregoing, please contact me at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert, Jr.
Thomas C. Humbert, Jr.
Assistant Secretary

cc:	Sander Bieber, Dechert, LLP
Erin Wagner, Dechert, LLP
Marguerite E. H. Morrison, New York Life Investment Management LLC